UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 13a-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

REGENXBIO Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

75901B107

(CUSIP Number of Class of Securities)

Curran Simpson

President and Chief Executive Officer

REGENXBIO Inc.

9804 Medical Center Drive

Rockville, Maryland 20850

(240) 552-8181

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

With Copies to:

Patrick J. Christmas Executive Vice President, Chief Strategy and Legal Officer REGENXBIO Inc. 9804 Medical Center Drive Rockville, Maryland 20850 (240) 552-8181	Kerry Shannon Burke Matthew C. Franker Covington & Burling LLP One CityCenter 850 Tenth Street N.W. Washington, D.C. 20001 (202) 662-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to Schedule TO (together with any exhibits and annexes attached hereto, this “Amendment No. 2”), is filed by REGENXBIO Inc., a Delaware corporation (the “Company”), and amends and supplements the Tender Offer Statement on Schedule TO filed by the Company with the Securities and Exchange Commission on June 3, 2026, as amended by Amendment No. 1 on July 1, 2026 (collectively, the “Schedule TO”). The Schedule TO relates to an offer by the Company (the “Exchange Offer”) to certain non-executive employees to exchange some or all of their eligible outstanding options to purchase shares of the Company’s common stock for replacement options to purchase shares of the Company’s common stock, upon the terms and subject to the conditions set forth in the Offer to Exchange Eligible Options for Replacement Options dated June 3, 2026 (the “Offer to Exchange”), included as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference.

This Amendment No. 2 is being made to report the final results of the Exchange Offer. Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO and the exhibits filed therewith remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO and the Offer to Exchange.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following information:

The Offer expired at 11:59 p.m., Eastern Time, on July 1, 2026. A total of 184 Eligible Holders tendered options pursuant to the Offer. Pursuant to the terms and conditions of the Offer, the Company accepted for exchange Eligible Options to purchase a total of 1,940,394 shares of the Company’s common stock, representing approximately 67.0% of the total shares of the Company’s common stock underlying Eligible Options. All tendered Eligible Options were cancelled effective as of July 2, 2026, and on the same day, in exchange therefor, the Company granted Replacement Options to purchase 775,401 shares of the Company’s common stock, pursuant to the terms of the Offer to Exchange and the 2025 Equity Incentive Plan. The exercise price per share of the Replacement Options was $13.28 per share, which was the closing price per share of the Company’s common stock on the Nasdaq Global Select Market on July 2, 2026. The vesting terms of the Replacement Options are described in detail in the Offer to Exchange.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REGENXBIO INC.

Date:	July 6, 2026	By:	/s/ Curran Simpson
President and Chief Executive Officer